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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 17)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
a wholly owned subsidiary of
BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Alberto Luzarraga, Jr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,115,507,674.00	$547,359.32

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 134,618,623 the sum of (i) the 123,758,521 outstanding shares of Common Stock as of February 28, 2006 (according to the Annual Report on Form 10-K for the period ended December 31, 2005 filed by Engelhard Corporation), and (ii) the 10,860,102 shares of Common Stock subject to outstanding options and stock units as of December 31, 2005 (according to the Annual Report on Form 10-K for the period ended December 31, 2005 filed by Engelhard Corporation).

**
Calculated as 0.0107% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,432.10	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 1, 2006
Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/x/
third-party tender offer subject to Rule 14d-1.

/
/    issuer tender offer subject to Rule 13e-4.

/
/    going-private transaction subject to Rule 13e-3.

/
/    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

        This Amendment No. 17 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed on January 9, 2006, as amended by Amendments No. 1 through 16 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated May 9, 2006 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the accompanying Letter of Transmittal (as may be amended and supplemented from time to time, the "Letter of Transmittal", and together with the Offer to Purchase, the "Offer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*

(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press Release issued by Parent on February 23, 2006.*
(a)(24)	Press Release issued by Parent on March 6, 2006.*
(a)(25)	Press Release issued by Parent on March 16, 2006.*
(a)(26)	Press Release issued by Parent on April 17, 2006.*
(a)(27)	Press Release issued by Parent on April 26, 2006.*
(a)(28)	Press Release issued by Parent on May 1, 2006.*
(a)(29)	Transcript of Dr. Kurt Bock's remarks at the 1st Quarter Analyst Conference Call and Excerpt of Q&A related to Offer, dated May 4, 2006.*
(a)(30)	Interim Report, dated May 4, 2006.*
(a)(31)	Speech by Dr. Jürgen Hambrecht, dated May 4, 2006.*
(a)(32)	Amended and Restated Offer to Purchase dated May 9, 2006.*
(a)(33)	Form of Amended and Restated Letter of Transmittal.*
(a)(34)	Form of Amended and Restated Notice of Guaranteed Delivery.*
(a)(35)	Form of Amended and Restated Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(36)	Form of Amended and Restated Letter to Clients.*
(a)(37)	Investor Presentation.*
(a)(38)	Definitive Proxy Statement, dated May 12, 2006 (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 12, 2006).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JÜRGEN HAMBRECHT Name: Dr. Jürgen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

EXHIBIT INDEX

Exhibit No.

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press Release issued by Parent on February 23, 2006.*
(a)(24)	Press Release issued by Parent on March 6, 2006.*
(a)(25)	Press Release issued by Parent on March 16, 2006.*
(a)(26)	Press Release issued by Parent on April 17, 2006.*
(a)(27)	Press Release issued by Parent on April 26, 2006.*
(a)(28)	Press Release issued by Parent on May 1, 2006.*
(a)(29)	Transcript of Dr. Kurt Bock's remarks at the 1st Quarter Analyst Conference Call and Excerpt of Q&A related to Offer, dated May 4, 2006.*
(a)(30)	Interim Report, dated May 4, 2006.*
(a)(31)	Speech by Dr. Jürgen Hambrecht, dated May 4, 2006.*
(a)(32)	Amended and Restated Offer to Purchase dated May 9, 2006.*
(a)(33)	Form of Amended and Restated Letter of Transmittal.*
(a)(34)	Form of Amended and Restated Notice of Guaranteed Delivery.*
(a)(35)	Form of Amended and Restated Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(36)	Form of Amended and Restated Letter to Clients.*
(a)(37)	Investor Presentation.*
(a)(38)	Definitive Proxy Statement, dated May 12, 2006 (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 12, 2006).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

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CALCULATION OF FILING FEE
EXHIBIT INDEX